FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 4, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements. Capital adequacy and risk management are closely aligned. The Group's risk-weighted assets and risk asset ratios, calculated in accordance with Financial Services Authority (FSA) definitions, are set out below.

	31 March 2012	31 December 2011
Risk-weighted assets (RWAs) by risk	£bn	£bn

Credit risk	332.9	344.3
Counterparty risk	56.8	61.9
Market risk	61.0	64.0
Operational risk	45.8	37.9

	496.5	508.1
Asset Protection Scheme (APS) relief	(62.2)	(69.1)

	434.3	439.0

Risk asset ratios	%	%

Core Tier 1	10.8	10.6
Tier 1	13.2	13.0
Total	14.0	13.8

Key points

•
RWAs excluding the effect of APS relief fell by £11.6 billion, largely reflecting the impact of large corporate portfolio deleveraging on credit risk RWAs in UK Corporate and International Banking and continued risk reduction in Non-Core.

•	The decreases in counterparty risk (£5.1 billion) and market risk (£3.0 billion) RWAs were primarily in the Markets portfolios in Core and Non-Core.

•
Operational risk RWAs, which are based on Group income for the three prior years, increased by £7.9 billion as 2008, when the Group recorded a substantial reduction in income, dropped out of the calculation.

•	APS RWA relief declined by £6.9 billion, principally reflecting the £11.0 billion decrease in covered assets to £120.8 billion at 31 March 2012, mainly due to maturities, repayments and run-off.

•	The Core Tier 1 APS benefit declined marginally from 90bp to 85bp at 31 March 2012.

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)
The Group's regulatory capital resources in accordance with FSA definitions were as follows:

	31 March 2012 £m	31 December 2011 £m

Shareholders' equity (excluding non-controlling interests)
Shareholders' equity per balance sheet	73,416	74,819
Preference shares - equity	(4,313)	(4,313)
Other equity instruments	(431)	(431)
	68,672	70,075

Non-controlling interests
Non-controlling interests per balance sheet	1,215	1,234
Non-controlling preference shares	(548)	(548)
Other adjustments to non-controlling interests for regulatory purposes	(259)	(259)
	408	427

Regulatory adjustments and deductions
Own credit	(845)	(2,634)
Unrealised losses on AFS debt securities	547	1,065
Unrealised gains on AFS equity shares	(108)	(108)
Cash flow hedging reserve	(921)	(879)
Other adjustments for regulatory purposes	630	571
Goodwill and other intangible assets	(14,771)	(14,858)
50% excess of expected losses over impairment provisions (net of tax)	(2,791)	(2,536)
50% of securitisation positions	(1,530)	(2,019)
50% of APS first loss	(2,489)	(2,763)
	(22,278)	(24,161)

Core Tier 1 capital	46,802	46,341

Other Tier 1 capital
Preference shares - equity	4,313	4,313
Preference shares - debt	1,064	1,094
Innovative/hybrid Tier 1 securities	4,557	4,667
	9,934	10,074

Tier 1 deductions
50% of material holdings	(300)	(340)
Tax on excess of expected losses over impairment provisions	906	915
	606	575

Total Tier 1 capital	57,342	56,990

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

	31 March 2012 £m	31 December 2011 £m

Qualifying Tier 2 capital
Undated subordinated debt	1,817	1,838
Dated subordinated debt - net of amortisation	13,561	14,527
Unrealised gains on AFS equity shares	108	108
Collectively assessed impairment provisions	571	635
Non-controlling Tier 2 capital	11	11
	16,068	17,119

Tier 2 deductions
50% of securitisation positions	(1,530)	(2,019)
50% excess of expected losses over impairment provisions	(3,697)	(3,451)
50% of material holdings	(300)	(340)
50% of APS first loss	(2,489)	(2,763)
	(8,016)	(8,573)

Total Tier 2 capital	8,052	8,546

Supervisory deductions
Unconsolidated investments
- Direct Line Group	(4,130)	(4,354)
- Other investments	(248)	(239)
Other deductions	(212)	(235)
	(4,590)	(4,828)

Total regulatory capital	60,804	60,708

Movement in Core Tier 1 capital	31 March 2012 £m

At beginning of the quarter	46,341
Attributable profit net of movements in fair value of own debt	265
Foreign currency reserves	(548)
Decrease in non-controlling interests	(19)
Decrease in capital deductions including APS first loss	508
Decrease in goodwill and other intangible assets	87
Other movements	168

At end of the quarter	46,802

Risk and balance sheet management (continued)

Balance sheet management: Capital: Risk-weighted assets by division
Risk-weighted assets by risk category and division are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs
31 March 2012	£bn	£bn	£bn	£bn	£bn

UK Retail	40.4	-	-	7.8	48.2
UK Corporate	68.3	-	-	8.6	76.9
Wealth	10.9	-	0.1	1.9	12.9
International Banking	37.0	-	-	4.8	41.8
Ulster Bank	35.9	0.7	0.1	1.7	38.4
US Retail & Commercial	52.8	0.9	-	4.9	58.6

Retail & Commercial	245.3	1.6	0.2	29.7	276.8
Markets	15.0	36.5	48.4	15.7	115.6
Other	9.0	0.2	-	1.8	11.0

Core	269.3	38.3	48.6	47.2	403.4
Non-Core	60.6	18.5	12.4	(1.6)	89.9

Group before RFS Holdings MI	329.9	56.8	61.0	45.6	493.3
RFS Holdings MI	3.0	-	-	0.2	3.2

Group	332.9	56.8	61.0	45.8	496.5
APS relief	(53.9)	(8.3)	-	-	(62.2)

Net RWAs	279.0	48.5	61.0	45.8	434.3

31 December 2011

UK Retail	41.1	-	-	7.3	48.4
UK Corporate	71.2	-	-	8.1	79.3
Wealth	10.9	-	0.1	1.9	12.9
International Banking	38.9	-	-	4.3	43.2
Ulster Bank	33.6	0.6	0.3	1.8	36.3
US Retail & Commercial	53.6	1.0	-	4.7	59.3

Retail & Commercial	249.3	1.6	0.4	28.1	279.4
Markets	16.7	39.9	50.6	13.1	120.3
Other	9.8	0.2	-	2.0	12.0

Core	275.8	41.7	51.0	43.2	411.7
Non-Core	65.6	20.2	13.0	(5.5)	93.3

Group before RFS Holdings MI	341.4	61.9	64.0	37.7	505.0
RFS Holdings MI	2.9	-	-	0.2	3.1

Group	344.3	61.9	64.0	37.9	508.1
APS relief	(59.6)	(9.5)	-	-	(69.1)

Net RWAs	284.7	52.4	64.0	37.9	439.0

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk

Summary
The Group continued to strengthen and de-risk its balance sheet, the benefits of which are reflected in improvements in its strong liquidity and funding metrics.

•	Short-term wholesale funding excluding derivative collateral declined by £22.7 billion to £79.7 billion, 8% of the funded balance sheet, meeting the Group's medium-term target of less than 10%.

•
In light of continued economic uncertainty, the Group has taken a prudent view and maintained a liquidity portfolio of £152.7 billion which is nearly twice short-term wholesale funding. This includes £69.5 billion of central bank cash balances, more than 2.5 times the Group's outstanding commercial paper and certificates of deposit.

•
UK Retail deposits, both current and savings accounts, grew strongly, up 2% in Q1 2012. This growth was offset by a seasonal drop-off in deposits across other divisions. As a result, Group customer deposits decreased by 1%.

•	The Group loan:deposit ratio improved due to deleveraging and stood at 106% at 31 March 2012 compared with 108% at 31 December 2011 and 116% at 31 March 2011.

Funding sources
The table below shows the Group's primary funding sources including deposits in disposal groups and excluding repurchase agreements.

	31 March 2012		31 December 2011
	£m	%	£m	%

Deposits by banks
- derivative cash collateral	29,390	4.4	31,807	4.6
- other deposits	36,428	5.5	37,307	5.3

	65,818	9.9	69,114	9.9

Debt securities in issue
- conduit asset backed commercial paper (ABCP)	9,354	1.4	11,164	1.6
- other commercial paper (CP)	3,253	0.5	5,310	0.8
- certificates of deposit (CDs)	14,575	2.2	16,367	2.4
- medium-term notes (MTNs)	90,674	13.6	105,709	15.2
- covered bonds	10,107	1.5	9,107	1.3
- securitisations	14,980	2.2	14,964	2.1

	142,943	21.4	162,621	23.4
Subordinated liabilities	25,513	3.9	26,319	3.8

Notes issued	168,456	25.3	188,940	27.2

Wholesale funding	234,274	35.2	258,054	37.1

Customer deposits
- cash collateral	8,829	1.3	9,242	1.4
- other deposits	423,659	63.5	427,511	61.5

Total customer deposits	432,488	64.8	436,753	62.9

Total funding	666,762	100.0	694,807	100.0

Disposal group deposits included above
- banks	83		1
- customers	22,281		22,610

	22,364		22,611

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

	31 March 2012	31 December 2011
Short-term wholesale funding (STWF) (1)	£bn	£bn

Bank deposits	32.7	32.9
Notes issued (2)	47.0	69.5

STWF excluding derivative collateral	79.7	102.4
Derivative collateral	29.4	31.8

STWF including derivative collateral	109.1	134.2

Interbank funding excluding derivative collateral (3)
- bank deposits	36.4	37.3
- bank loans	(19.7)	(24.3)

Net interbank funding	16.7	13.0

Notes:

(1)	Short-term balances denote those with a residual maturity of less than one year and includes longer-term instruments that mature within twelve months of the reporting date.
(2)	See page 97 for details.
(3)	Deposits and loans include all maturities.

Key points

•
Short-term wholesale funding excluding derivative collateral declined by £22.7 billion from £102.4 billion to £79.7 billion, primarily due to the maturity of £15.6 billion of notes issued under the UK Government Credit Guarantee Scheme (CGS). The remaining CGS notes of £5.7 billion will be repaid by May 2012.

•	Commercial paper and certificates of deposit declined by £5.7 billion in the quarter and this trend is expected to continue in light of the Group's funding strategy.

•
The Group continues to actively diversify its wholesale funding sources through access to both the secured and unsecured wholesale debt markets. During the quarter, the Group raised £2.3 billion of net term wholesale funding. It is not anticipated that there will be any further need to access the public debt markets for term wholesale funding during the remainder of 2012 due to the continuing deleveraging of the Group's balance sheet, growth in deposit balances and robust liquidity and funding position. The Group will continue to monitor market conditions and may selectively take advantage of opportunities in order to bring forward any future term wholesale funding refinancing needs where such issuance would improve the Group's overall wholesale funding costs.

•	To further diversify its funding sources, the Group issued its first sterling denominated covered bond of £1 billion with a 12 year maturity and a US$1.2 billion credit card securitisation.

•	The Group accessed €10 billion from the European Central Bank's long-term refinancing operation facility to extend the term of the facilities funding euro denominated assets.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)
The table below shows the Group's debt securities in issue and subordinated liabilities by remaining maturity.

	Debt securities in issue
	Conduit ABCP	Other CP and CDs	MTNs	Covered bonds	Securitisations	Total	Subordinated liabilities	Total notes issued	Total notes issued
	£m	£m	£m	£m	£m	£m	£m	£m	%

31 March 2012
Less than 1 year	9,354	17,532	19,686	-	22	46,594	454	47,048	28
1-3 years	-	290	30,795	2,787	1,231	35,103	4,693	39,796	24
3-5 years	-	1	16,416	3,666	-	20,083	4,998	25,081	15
More than 5 years	-	5	23,777	3,654	13,727	41,163	15,368	56,531	33

	9,354	17,828	90,674	10,107	14,980	142,943	25,513	168,456	100

31 December 2011
Less than 1 year	11,164	21,396	36,302	-	27	68,889	624	69,513	37
1-3 years	-	278	26,595	2,760	479	30,112	3,338	33,450	18
3-5 years	-	2	16,627	3,673	-	20,302	7,232	27,534	14
More than 5 years	-	1	26,185	2,674	14,458	43,318	15,125	58,443	31

	11,164	21,677	105,709	9,107	14,964	162,621	26,319	188,940	100

Term debt issuances
The table below shows debt securities with an original maturity of one year or more issued by the Group during the last two quarters.

	Quarter ended
	31 March 2012	31 December 2011
	£m	£m

Public
- secured	1,784	3,223
Private
- unsecured	1,676	911
- secured	-	500

Gross issuance	3,460	4,634
Buybacks	(1,129)	(1,270)

Net issuance	2,331	3,364

In addition, the Group issued £2.8 billion of new ten year lower tier 2 securities as part of a liability management exercise.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Liquidity portfolio
The table below shows the composition of the Group's liquidity portfolio (at estimated liquidity value). All assets within the liquidity portfolio are unencumbered.

	31 March 2012		31 December 2011
	Quarterly average	Period end	Quarterly average	Period end
	£m	£m	£m	£m

Cash and balances at central banks	91,287	69,489	89,377	69,932
Treasury bills	-	-	444	-
Central and local government bonds (1)
- AAA rated governments and US agencies	19,085	29,639	30,421	29,632
- AA- to AA+ rated governments (2)	8,924	14,903	5,056	14,102
- governments rated below AA	797	544	1,011	955
- local government	3,980	2,933	4,517	4,302

	32,786	48,019	41,005	48,991
Other assets (3)
- AAA rated	26,435	24,243	25,083	25,202
- below AAA rated and other high quality assets	9,194	10,972	11,400	11,205

	35,629	35,215	36,483	36,407

Total liquidity portfolio	159,702	152,723	167,309	155,330

Notes:

(1)	Includes FSA eligible government bonds of £30.5 billion at 31 March 2012 (31 December 2011 - £36.7 billion).
(2)	Includes AAA rated US government guaranteed and US government sponsored agencies.
(3)	Includes assets eligible for discounting at central banks.

Key points

•	The liquidity portfolio has consistently covered STWF by a wide margin. The £152.7 billion liquidity portfolio equates to 16% of the funded balance sheet and covers STWF by 1.9 times.

•	The cash and balances at central banks of £69.5 billion are more than 2.5 times the amount of commercial paper and certificates of deposit outstanding at 31 March 2012.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Loan:deposit ratio and customer funding gap
The table below shows the quarterly trends in the Group's loan:deposit ratio and customer funding gap, including disposal groups.

	Loan:deposit ratio		Customer funding gap
	Group	Core	Group
	%	%	£bn

31 March 2012	106	93	27
31 December 2011	108	94	37
30 September 2011	112	95	52
30 June 2011	114	96	60
31 March 2011	116	96	67

Note:

(1)	Loans are net of provisions and exclude repurchase agreements.

Key points

•
The Group's loan:deposit ratio improved by 2% to 106% in the first quarter, driven by the continuing run-off of Non-Core and accelerated deleveraging in International Banking. It improved 10 percentage points from 116% in Q1 2011.

•	The Core loan:deposit ratio improved 100 basis points to 93%.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Net stable funding ratio
The table below shows the Group's net stable funding ratio (NSFR), estimated by applying the Basel III guidance issued in December 2010.

	31 March 2012		31 December 2011
		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	%

Equity	75	75	76	76	100
Wholesale funding > 1 year	125	125	124	124	100
Wholesale funding < 1 year	109	-	134	-	-
Derivatives	447	-	524	-	-
Repurchase agreements	129	-	129	-	-
Deposits
- Retail and SME - more stable	230	207	227	204	90
- Retail and SME - less stable	30	24	31	25	80
- Other	173	87	179	89	50
Other (2)	85	-	83	-	-

Total liabilities and equity	1,403	518	1,507	518

Cash	82	-	79	-	-
Inter-bank lending	36	-	44	-	-
Debt securities > 1 year
- central and local governments AAA to AA-	70	3	77	4	5
- other eligible bonds	64	13	73	15	20
- other bonds	20	20	14	14	100
Debt securities < 1 year	42	-	45	-	-
Derivatives	453	-	530	-	-
Reverse repurchase agreements	91	-	101	-	-
Customer loans and advances > 1 year
- residential mortgages	145	94	145	94	65
- other	167	167	173	173	100
Customer loans and advances < 1 year
- retail loans	19	16	19	16	85
- other	129	65	137	69	50
Other (3)	85	85	70	70	100

Total assets	1,403	463	1,507	455
Undrawn commitments	237	12	240	12	5

Total assets and undrawn commitments	1,640	475	1,747	467

Net stable funding ratio		109%		111%

Notes:

(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax, settlement balances and other assets.

Key points

•	The NSFR remained broadly stable at 109% despite an £8 billion increase in term assets.

•	Equity and long-term wholesale funding remained unchanged in the quarter resulting in available stable funding being maintained at £518 billion.

•
Term assets increased by £8 billion in the quarter reflecting an increase in the seasonal settlement balances (£16 billion) and higher ineligible debt securities (£6 billion) due to some eurozone country downgrades. This was partially offset by reductions in both customer loans and advances (£10 billion) and eligible debt securities (£3 billion).

Risk and balance sheet management (continued)

Risk management: Credit risk
Credit risk is the risk of financial loss due to the failure of a customer to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across the Group's different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Loans and advances to customers by sector
In the table below loans and advances exclude disposal groups and repurchase agreements. Totals including disposal groups are also presented. Non-Core includes amounts relating to RFS MI of £0.5 billion at 31 March 2012 (31 December 2011 - £0.4 billion).

	31 March 2012			31 December 2011
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Central and local government	8,577	1,397	9,974	8,359	1,383	9,742
Finance	42,035	3,442	45,477	46,452	3,229	49,681
Residential mortgages	139,784	3,438	143,222	138,509	5,102	143,611
Personal lending	31,209	1,297	32,506	31,067	1,556	32,623
Property	38,355	36,346	74,701	38,704	38,064	76,768
Construction	6,065	2,434	8,499	6,781	2,672	9,453
Manufacturing	22,587	4,207	26,794	23,201	4,931	28,132
Service industries and business activities
- retail, wholesale and repairs	20,528	1,981	22,509	21,314	2,339	23,653
- transport and storage	15,760	4,525	20,285	16,454	5,477	21,931
- health, education and recreation	13,294	1,304	14,598	13,273	1,419	14,692
- hotels and restaurants	7,072	1,013	8,085	7,143	1,161	8,304
- utilities	6,355	1,777	8,132	6,543	1,849	8,392
- other	23,660	3,663	27,323	24,228	3,772	28,000
Agriculture, forestry and fishing	3,497	83	3,580	3,471	129	3,600
Finance leases and instalment credit	8,534	5,596	14,130	8,440	6,059	14,499
Interest accruals	551	116	667	675	116	791

Gross loans	387,863	72,619	460,482	394,614	79,258	473,872
Loan impairment provisions	(8,663)	(11,413)	(20,076)	(8,292)	(11,468)	(19,760)

Net loans	379,200	61,206	440,406	386,322	67,790	454,112

Gross loans including disposal groups	407,178	73,364	480,542	414,063	80,005	494,068
Loan impairment provisions including disposal groups	(9,443)	(11,429)	(20,872)	(9,065)	(11,486)	(20,551)

Net loans including disposal groups	397,735	61,935	459,670	404,998	68,519	473,517

Key points

•
Gross loans and advances excluding disposal groups decreased by £13.4 billion primarily driven by the managed run-off of Non-Core, which contracted by 8%. Other than UK Retail, lending declined in all Core businesses, most notably International Banking and Markets, reflecting both management action and weak customer demand.

•	Despite a challenging environment, UK Retail lending to customers was up £1.8 billion as the business continues to focus on building its franchise.

•	In International Banking, the portfolio loan book decreased by £4.7 billion across various sectors, reflecting capital management discipline and accelerated repayments.

•	Markets' lending decreased by £2.6 billion, mainly to non-bank financial institutions reflecting lower collateral requirements.

•	Property and construction lending decreased by £3.0 billion, principally due to Non-Core run-off and disposals.

Risk and balance sheet management (continued)

Risk management: Credit risk: Risk elements in lending
The table below analyses the Group's risk elements in lending (REIL). REIL are stated without giving effect to any security held which could reduce the eventual loss should it occur, nor any provision marked.

	31 March 2012			31 December 2011
	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m

Impaired loans (1)	15,007	23,023	38,030	15,306	23,441	38,747
Accruing loans past due 90 days or more (2)	1,323	447	1,770	1,556	542	2,098

Total REIL	16,330	23,470	39,800	16,862	23,983	40,845

REIL including disposal groups			41,330			42,394

REIL as a % of gross loans and advances (3)	4.3%	32.2%	8.6%	4.4%	30.1%	8.6%
Provisions as a % of REIL	54%	49%	51%	50%	48%	49%

Notes:

(1)	All loans against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)	Includes disposal groups and excludes reverse repos.

Key points

•	Whilst overall Group REIL remained relatively stable at 8.6% of gross loans, provision coverage increased to 51% from 49%.

•	Core REIL declined marginally and provision coverage increased to 54% from 50% which included increased coverage in Ulster Bank to 53% from 50%.

•	The increase in Non-Core's REIL to gross loans ratio to 32.2% from 30.1% reflects a contraction in gross loans (8%), due to the continuing progress in managing down the Non-Core portfolio.

Risk and balance sheet management (continued)

Risk management: Credit risk: Risk elements in lending (continued)
The table below details the movements in REIL for the quarter ended 31 March 2012.

	Impaired loans			Other loans (1)			REIL
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012	15,306	23,441	38,747	1,556	542	2,098	16,862	23,983	40,845
Currency translation and other adjustments	(31)	(136)	(167)	10	(6)	4	(21)	(142)	(163)
Additions	1,627	981	2,608	637	74	711	2,264	1,055	3,319
Transfers	(92)	17	(75)	(10)	(22)	(32)	(102)	(5)	(107)
Disposals and restructurings	(597)	(123)	(720)	(93)	(6)	(99)	(690)	(129)	(819)
Repayments	(801)	(717)	(1,518)	(777)	(135)	(912)	(1,578)	(852)	(2,430)
Amounts written-off	(405)	(440)	(845)	-	-	-	(405)	(440)	(845)

At 31 March 2012	15,007	23,023	38,030	1,323	447	1,770	16,330	23,470	39,800

Note:

(1)	Accruing loans past due 90 days or more.

Key points

•
REIL decreased by £1 billion, or 3% in the quarter, split equally between Core and Non-Core. Transfers to the performing book and disposals (£0.8 billion), debt repayments (£2.4 billion) and write-offs (£0.8 billion) were partially offset by additions (£3.3 billion).

•	Ulster Bank (Core and Non-Core) REIL increased by £0.4 billion largely reflecting the challenging market conditions.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairments by division
The table below analyses loans and advances to banks and customers (excluding reverse repos) and related REIL, provisions, impairments, write-offs and coverage ratios by division.

	Gross loans to banks	Gross loans to customers	REIL	Provisions	REIL as a % of gross loans to customers	Provisions as a % of REIL	Impairment charge	Amounts written-off
31 March 2012	£m	£m	£m	£m	%	%	£m	£m

UK Retail	942	105,196	4,120	2,364	3.9	57	155	155
UK Corporate	926	97,702	3,929	1,698	4.0	43	176	98
Wealth	2,028	16,967	228	87	1.3	38	10	3
International Banking	4,045	53,060	873	845	1.6	97	35	31
Ulster Bank	1,555	33,932	5,874	3,101	17.3	53	394	14
US Retail & Commercial	185	50,949	910	391	1.8	43	16	87

Retail & Commercial	9,681	357,806	15,934	8,486	4.5	53	786	388
Markets	21,963	28,848	396	311	1.4	79	10	17
Direct Line Group and other	4,129	1,209	-	-	-	-	-	-

Core	35,773	387,863	16,330	8,797	4.2	54	796	405
Non-Core	426	72,619	23,470	11,414	32.3	49	499	440

Group	36,199	460,482	39,800	20,211	8.6	51	1,295	845

Total including disposal groups	36,311	480,542	41,330	21,007	8.6	51	1,295	845

31 December 2011

UK Retail	628	103,377	4,087	2,344	4.0	57	191	165
UK Corporate	806	98,563	3,988	1,623	4.0	41	236	156
Wealth	2,422	16,913	211	81	1.2	38	13	3
International Banking	3,411	57,728	1,632	851	2.8	52	56	20
Ulster Bank	2,079	34,052	5,523	2,749	16.2	50	327	61
US Retail & Commercial	208	51,562	1,007	455	2.0	45	53	105

Retail & Commercial	9,554	362,195	16,448	8,103	4.5	49	876	510
Markets	29,991	31,490	414	311	1.3	75	48	16
Direct Line Group and other	3,829	929	-	-	-	-	-	-

Core	43,374	394,614	16,862	8,414	4.3	50	924	526
Non-Core	619	79,258	23,983	11,469	30.3	48	730	981

Group	43,993	473,872	40,845	19,883	8.6	49	1,654	1,507

Total including disposal groups	44,080	494,068	42,394	20,674	8.6	49	1,654	1,507

31 March 2011

UK Retail	448	110,045	4,641	2,652	4.2	57	194	274
UK Corporate	101	114,840	4,618	1,929	4.0	42	107	107
Wealth	2,200	16,475	214	64	1.3	30	5	5
International Banking	3,822	63,320	1,531	802	2.4	52	(6)	19
Ulster Bank	2,689	37,167	4,638	2,111	12.5	46	461	11
US Retail & Commercial	186	46,960	972	499	2.1	51	84	96

Retail & Commercial	9,446	388,807	16,614	8,057	4.3	48	845	512
Markets	46,931	22,473	404	359	1.8	89	7	2
Direct Line Group and other	2,057	1,217	-	-	-	-	-	-

Core	58,434	412,497	17,018	8,416	4.1	49	852	514
Non-Core	999	100,779	24,023	10,842	23.8	45	1,046	438

Group	59,433	513,276	41,041	19,258	8.0	47	1,898	952

Total including disposal groups	60,046	516,886	41,087	19,289	7.9	47	1,898	952

Risk and balance sheet management (continued)

Risk management: Credit risk: Loan impairment provisions

The table below analyses impairment provisions in respect of loans and advances to banks and customers.

	31 March 2012			31 December 2011
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Individually assessed	2,829	9,998	12,827	2,674	9,960	12,634
Collectively assessed	4,543	792	5,335	4,279	861	5,140
Latent loss	1,291	623	1,914	1,339	647	1,986

Loans to customers	8,663	11,413	20,076	8,292	11,468	19,760
Loans to banks	134	1	135	122	1	123

Total provisions	8,797	11,414	20,211	8,414	11,469	19,883

Provisions as a % of REIL	54%	49%	51%	50%	48%	49%
Customer provisions as a % of customer loans (1)	2.3%	15.7%	4.4%	2.2%	14.4%	4.2%

Note:

(1)	Includes disposal groups and excludes reverse repos.

Key points

•	Group customer provisions remained relatively stable, although coverage of loans increased from 4.2% to 4.4%.

•	Impairment provisions increased by £0.3 billion in the quarter predominately in Ulster Bank Core where continued elevated impairment charges on mortgages more than offset write-offs.

•	Non-Core provisions remained at 2011 year end levels, with Ulster Bank contributing approximately 60% of the total, provision coverage increased to 15.7% from 14.4%.

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment charge
The table below analyses the impairment charge for loans and securities.

	Quarter ended
	31 March 2012			31 December 2011				31 March 2011
	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Individually assessed	294	451	745	533	720	-	1,253	384	901	1,285
Collectively assessed	530	65	595	478	113	-	591	584	136	720
Latent loss	(40)	(17)	(57)	(87)	(103)	-	(190)	(116)	9	(107)

Loans to customers	784	499	1,283	924	730	-	1,654	852	1,046	1,898
Loans to banks	12	-	12	-	-	-	-	-	-	-
Securities - sovereign debt (1)	-	-	-	224	-	-	224	-	-	-
- other	29	(10)	19	17	21	2	40	20	29	49

Charge to income statement	825	489	1,314	1,165	751	2	1,918	872	1,075	1,947

Charge as a % of gross loans (2)	0.8%	2.7%	1.1%	0.9%	3.7%	-	1.3%	0.8%	4.0%	1.5%

Notes:

(1)	Sovereign debt impairment and related interest rate hedge adjustments.
(2)	Customer loan impairment charge as a percentage of gross customer loans including disposal groups and excluding reverse repurchase agreements.

Key points

•
Group loan impairment losses of £1.3 billion fell by £0.4 billion or 22%, driven by lower individual charges in Non-Core and improvement across Retail & Commercial businesses, with the exception of Ulster Bank. Ulster Bank continues to face challenging credit conditions.

•	Total Ulster Bank Group impairments were £0.7 billion compared with £0.6 billion in Q4 2011, primarily due to further deterioration in asset quality in the Core residential mortgage portfolio.

•	The Group's customer loan impairment charge as a percentage of customer loans and advances was 1.1% compared with 1.3% in Q4 2011 and 1.5% in Q1 2011.

•
In Q1 2012, as part of private sector involvement in the Greek government bail-out, the vast majority of the Group's available-for-sale portfolio of Greek government debt was exchanged for Greek government debt and European Financial Stability Facility notes. The Greek government debt received in the exchange was sold. During April 2012, the remaining Greek government debt that had not been exchanged in Q1 2012 was exchanged and the bonds received were also sold.

For more details on Ulster Bank (Core and Non-Core) loans, REIL, provisions and related coverage ratios, refer to pages 110 and 111.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities
The table below analyses debt securities by issuer and measurement classification.

	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS
	UK	US	Other
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading	6,855	17,079	37,552	2,986	24,726	3,052	92,250	22,422
Designated as at fair value	1	-	132	97	581	7	818	556
Available-for-sale	11,871	20,547	20,012	12,214	30,509	2,228	97,381	38,759
Loans and receivables	10	-	4	368	4,638	462	5,482	4,630

Long positions	18,737	37,626	57,700	15,665	60,454	5,749	195,931	66,367

- Of which US agencies	-	4,778	-	-	27,221	-	31,999	30,185

Short positions (HFT)	(2,133)	(8,855)	(18,613)	(1,997)	(2,125)	(903)	(34,626)	(213)

Available-for-sale
Gross unrealised gains	1,141	1,083	1,071	88	658	93	4,134	747
Gross unrealised losses	-	-	(63)	(603)	(1,601)	(9)	(2,276)	(2,179)

31 December 2011

Held-for-trading	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value	1	-	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	-	1	312	5,259	477	6,059	5,200

Long positions	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

- Of which US agencies	-	4,896	-	-	25,924	-	30,820	28,558

Short positions (HFT)	(3,098)	(10,661)	(19,136)	(2,556)	(2,854)	(754)	(39,059)	(352)

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	-	-	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

Key points

•
Debt securities decreased by £13.1 billion or 6% in the first quarter, of which £9.9 billion were available-for-sale securities across the Group and £2.8 billion related to held-for-trading positions in Markets.

•
Held-for-trading: decreased by £2.8 billion primarily in government bonds. The decrease in UK and US central and local government long positions was due to disposals, along with an increase in netting opportunities. Other government bonds included £21.2 billion long and £13.4 billion short positions relating to eurozone countries, of which £5.0 billion and £5.3 billion respectively related to eurozone periphery countries. The increase in financial institutions mainly relates to US agency residential mortgage-backed securities, as markets picked up.

•
Available-for-sale: decreased by £9.9 billion, comprising £7.4 billion central and local government and £2.2 billion financial institutions. UK government bonds fell by £1.6 billion due to additional netting benefits (£1.1 billion) and a change in Direct Line Group investment strategy. Disposals from the RBS N.V. liquidity portfolio resulted in lower government bonds (£3.3 billion), primarily German and French. Non-Core disposals led to a £1.0 billion net reduction in ABS issued by non-bank financial institutions.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of S&P, Moody's and Fitch.

	Central and local government			Banks	Other financial institutions	Corporate	Total	% of total	Of which ABS
	UK	US	Other
31 March 2012	£m	£m	£m	£m	£m	£m	£m		£m

AAA	18,737	12	22,792	2,651	14,460	156	58,808	30	12,982
AA to AA+	-	37,609	9,432	3,553	31,988	702	83,284	43	36,532
A to AA-	-	-	17,285	5,978	4,032	1,496	28,791	15	5,761
BBB- to A-	-	5	7,569	2,719	4,616	1,411	16,320	8	6,306
Non-investment grade	-	-	620	421	3,876	1,247	6,164	3	3,837
Unrated	-	-	2	343	1,482	737	2,564	1	949

	18,737	37,626	57,700	15,665	60,454	5,749	195,931	100	66,367

31 December 2011

AAA	22,451	45	32,522	5,155	15,908	452	76,533	37	17,156
AA to AA+	-	40,435	2,000	2,497	30,403	639	75,974	36	33,615
A to AA-	-	1	24,966	6,387	4,979	1,746	38,079	18	6,331
BBB- to A-	-	-	2,194	2,287	2,916	1,446	8,843	4	4,480
Non-investment grade	-	-	924	575	5,042	1,275	7,816	4	4,492
Unrated	-	3	2	39	1,380	411	1,835	1	1,235

	22,451	40,484	62,608	16,940	60,628	5,969	209,080	100	67,309

Key points

•
The decrease in AAA rated debt securities related to the downgrading of France and Austria to AA+ and a decrease in UK government debt securities. Additionally, certain Spanish covered bonds and the Dutch bond portfolio were downgraded during the quarter.

•	The decrease in A to AA- debt securities related to the further downgrade of Italy to BBB+ and a decrease in Japanese debt securities.

•	Non-investment grade and unrated debt securities now account for 4% of the debt securities portfolio, down from 5% at the start of the year.

The table below analyses available-for-sale debt securities and related reserves, gross of tax.

	31 March 2012				31 December 2011
	US	UK	Other (1)	Total	US	UK	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Central and local Government	20,547	11,871	20,012	52,430	20,848	13,436	25,552	59,836
Banks	326	1,207	10,681	12,214	376	1,391	11,408	13,175
Other financial institutions	15,858	3,129	11,522	30,509	17,453	3,100	11,199	31,752
Corporate	191	1,060	977	2,228	131	1,105	1,299	2,535

Total	36,922	17,267	43,192	97,381	38,808	19,032	49,458	107,298

Of which ABS	18,547	3,848	16,364	38,759	20,256	3,659	16,820	40,735

AFS reserves (gross)	616	723	(1,315)	24	486	845	(1,815)	(484)

Note:

(1)	Includes eurozone countries that are detailed on pages 116 to 127.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core)

Overview
At 31 March 2012, Ulster Bank Group accounted for 10% of the Group's total gross customer loans and 9% of the Group's Core gross customer loans. The impairment charge of £654 million for Q1 2012 was £84 million higher than the charge for Q4 2011. The Q1 2012 charge was mainly driven by the residential mortgage and commercial real estate portfolios as high unemployment, austerity measures and economic uncertainty have reduced incomes and, together with limited liquidity, have depressed the property market.

Core
The impairment charge for Q1 2012 of £394 million was £67 million higher than the Q4 2011 charge. The mortgage sector accounted for £215 million (55%) of the Q1 2012 impairment charge (Q4 2011 - 41%). High unemployment, lower incomes and falling house prices have driven increases in mortgage impairments. An increase in the mortgage default portfolio in the quarter accounted for 75% of the rise in Q1 2012 REIL.

REIL increased by £351 million in the quarter, largely due to the continuing difficult conditions in residential mortgages.

Non-Core
The impairment charge for Q1 2012 was £260 million (Q4 2011 - £243 million), with the commercial real estate sector accounting for £226 million (87%) of the Q1 2012 charge. At 31 March 2012, 67% of REIL was in Non-Core (Q4 2011 - 68%). The majority of the Non-Core commercial real estate development portfolio (94%) is REIL, with 58% provision coverage.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, risk elements in lending (REIL) and impairments by sector

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
31 March 2012	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	19,814	2,449	1,144	12.4	47	5.8	215	6
Personal unsecured	1,317	203	188	15.4	93	14.3	11	7
Commercial real estate
- investment	3,835	976	448	25.4	46	11.7	40	-
- development	825	325	158	39.4	49	19.2	14	-
Other corporate	8,141	1,921	1,163	23.6	61	14.3	114	1

	33,932	5,874	3,101	17.3	53	9.1	394	14

Non-Core
Commercial real estate
- investment	3,719	3,010	1,429	80.9	47	38.4	84	-
- development	7,969	7,492	4,382	94.0	58	55.0	142	20
Other corporate	1,696	1,170	664	69.0	57	39.2	34	5

	13,384	11,672	6,475	87.2	55	48.4	260	25

Ulster Bank Group
Mortgages	19,814	2,449	1,144	12.4	47	5.8	215	6
Personal unsecured	1,317	203	188	15.4	93	14.3	11	7
Commercial real estate
- investment	7,554	3,986	1,877	52.8	47	24.8	124	-
- development	8,794	7,817	4,540	88.9	58	51.6	156	20
Other corporate	9,837	3,091	1,827	31.4	59	18.6	148	6

	47,316	17,546	9,576	37.1	55	20.2	654	39

31 December 2011

Core
Mortgages	20,020	2,184	945	10.9	43	4.7	133	7
Personal unsecured	1,533	201	184	13.1	92	12.0	11	6
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	51	-
- development	881	290	145	32.9	50	16.5	32	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	100	33

	34,052	5,523	2,749	16.2	50	8.1	327	62

Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	151	-
- development	8,490	7,536	4,295	88.8	57	50.6	77	31
Other corporate	1,630	1,159	642	71.1	55	39.4	15	5

	13,980	11,611	6,301	83.1	54	45.1	243	36

Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	133	7
Personal unsecured	1,533	201	184	13.1	92	12.0	11	6
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	202	-
- development	9,371	7,826	4,440	83.5	57	47.4	109	47
Other corporate	9,366	2,993	1,704	32.0	57	18.2	115	38

	48,032	17,134	9,050	35.7	53	18.8	570	98

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
31 March 2011	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	21,495	1,780	676	8.3	38	3.1	233	2
Personal unsecured	1,499	193	164	12.9	85	10.9	11	8
Commercial real estate
- investment	4,272	773	282	18.1	36	6.6	73	-
- development	1,015	210	99	20.7	47	9.8	24	-
Other corporate	8,886	1,682	890	18.9	53	10.0	120	1

	37,167	4,638	2,111	12.5	46	5.7	461	11

Non-Core
Commercial real estate
- investment	3,947	2,449	1,060	62.0	43	26.9	223	-
- development	8,881	7,588	3,524	85.4	46	39.7	503	-
Other corporate	1,995	1,186	658	59.4	55	33.0	107	-

	14,823	11,223	5,242	75.7	47	35.4	833	-

Ulster Bank Group
Mortgages	21,495	1,780	676	8.3	38	3.1	233	2
Personal unsecured	1,499	193	164	12.9	85	10.9	11	8
Commercial real estate
- investment	8,219	3,222	1,342	39.2	42	16.3	296	-
- development	9,896	7,798	3,623	78.8	46	36.6	527	-
Other corporate	10,881	2,868	1,548	26.4	54	14.2	227	1

	51,990	15,861	7,353	30.5	46	14.1	1,294	11

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Residential mortgages
The table below shows how the continued decrease in property values has affected the distribution of residential mortgages by indexed loan-to-value (LTV). LTV is based upon gross loan amounts and, whilst including defaulted loans, does not take account of provisions made.

LTV distribution calculated on a value basis	31 March 2012 £m	31 December 2011 £m

<= 70%	4,393	4,526
> 70% and <= 90%	2,275	2,501
> 90% and <= 110%	2,806	3,086
> 110% and <= 130%	2,850	3,072
> 130%	7,486	6,517

Total portfolio average LTV at quarter end	112.5%	106.1%

Average LTV on new originations during the year	69.8%	73.9%

Key points

•
The residential mortgage portfolio across Ulster Bank Group totalled £19.8 billion at 31 March 2012, with 89% in the Republic of Ireland and 11% in Northern Ireland. At constant exchange rates, the portfolio decreased by 1% from Q4 2011, as a result of natural amortisation and limited growth due to low market demand. The deterioration in the house price index during Q1 2012 contributed to an increase in the average indexed LTV.

•
The mortgage REIL continued to increase as a result of the continued challenging economic environment. At 31 March 2012, REIL as a percentage of gross mortgages was 12.4% (by value) compared with 8.3% at 31 March 2011. The impairment charge for Q1 2012 was £215 million compared with £233 million for Q1 2011. Repossession levels were higher than in Q1 2011, with a total of 46 properties repossessed during Q1 2012 (compared with 37 during Q1 2011). 50% of repossessions during Q1 2012 were through voluntary surrender or abandonment of the property.

•
Ulster Bank Group is assisting customers in this difficult environment. Mortgage forbearance policies, which are deployed through the 'Flex' initiative, are aimed at assisting customers in financial difficulty. At 31 March 2012, 9.4% (by value) of the mortgage book (£1.9 billion) was on a forbearance arrangement compared with 9.1% (£1.8 billion) at 31 December 2011. The majority of these forbearance arrangements are in the performing book (75%) and not 90 days past due.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate
The commercial real estate lending portfolio for Ulster Bank Group totalled £16.3 billion at 31 March 2012, of which £11.7 billion or 71% is Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 2011, with 26% in Northern Ireland, 63% in the Republic of Ireland and 11% in the UK excluding Northern Ireland.

	Development		Investment
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

31 March 2012
Ireland (ROI & NI)	2,472	5,897	4,965	1,106	14,440
UK (excluding NI)	72	315	1,353	100	1,840
RoW	6	32	25	5	68

	2,550	6,244	6,343	1,211	16,348

31 December 2011
Ireland (ROI & NI)	2,591	6,317	5,097	1,132	15,137
UK (excluding NI)	95	336	1,371	111	1,913
RoW	-	32	27	4	63

	2,686	6,685	6,495	1,247	17,113

Key points

•
The outlook for commercial real estate remains challenging, with limited liquidity in the marketplace to support sales or refinancing. The decline in asset valuations continues to place pressure on the portfolio.

•
Ulster Bank Group remains focused on proactive management, debt reduction and de-risking of its commercial real estate portfolio while maintaining and responsibly servicing the Core client base through the cycle.

Risk and balance sheet management (continued)

Risk management: Country risk
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to affect elements of the Group's credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk related losses.

For further details of the Group's approach to country risk management, refer to pages 208 to 210 of the Group's 2011 Annual Report and Accounts.

The following tables show the Group's exposures by country of incorporation of the counterparty at 31 March 2012. Countries shown are those where the Group's balance sheet exposure to counterparties incorporated in the country exceeded £1 billion and the country had an external rating of A+ or below from S&P, Moody's or Fitch at 31 March 2012, as well as selected eurozone countries. The numbers are stated before taking into account the impact of mitigants, such as collateral (with the exception of repos), insurance or guarantees, which may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature.

Definitions of headings in the following tables:

Lending comprises gross loans and advances to: central and local government; central banks, including cash balances; other banks and financial institutions, incorporating overdraft and other short-term facilities; corporates, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Lending includes impaired loans and loans where an impairment event has taken place but no impairment provision is recognised.

Debt securities comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest are recognised in the income statement; other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

Derivatives comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements, but gross of collateral. Reverse repurchase agreements (repos) comprise the mtm value of counterparty exposure arising from repo transactions net of collateral.

Balance sheet exposures comprise lending exposures, debt securities and derivatives and repo exposures.

Risk and balance sheet management (continued)

Risk management: Country risk (continued)

Contingent liabilities and commitments comprise contingent liabilities, including guarantees, and committed undrawn facilities.

Asset quality (AQ) - for the probability of default range relating to each internal asset quality band, refer to page 172 of the Group's 2011 Annual Report and Accounts.

Credit default swaps (CDSs) - under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. The fair value, or mtm, represents the balance sheet carrying value. The mtm value of CDSs is included within derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par amount of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column CDS notional less fair value represents the notional less fair value amounts arising from sold positions netted against those arising from bought positions, and represents the net change in exposure for a given reference entity should the CDS contract be triggered by a credit event, assuming there is zero recovery rate. However, in most cases, the Group expects the recovery rate to be greater than zero and the change in exposure to be less than this amount.

Other eurozone - comprises Austria, Cyprus, Estonia, Finland, Malta, Slovakia and Slovenia.

Risk and balance sheet management (continued)

Risk management: Country risk: Summary

	31 March 2012
	Lending
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core	Debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Contingent liabilities and commitments	Total	CDS notional less fair value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	45	1,068	41	435	18,690	18,631	38,910	10,113	773	2,577	42,260	3,048	45,308	(138)
Spain	9	-	277	122	5,340	353	6,101	3,502	6,363	2,148	14,612	2,008	16,620	(875)
Italy	-	40	200	344	1,709	22	2,315	1,127	1,065	2,174	5,554	2,757	8,311	(425)
Portugal	-	-	1	-	422	4	427	262	204	544	1,175	228	1,403	1
Greece	3	5	1	31	395	14	449	90	38	322	809	75	884	(7)
Germany	10	20,471	473	325	5,939	148	27,366	4,819	17,395	15,496	60,257	8,287	68,544	(2,779)
Netherlands	2,582	9,842	967	1,556	4,691	22	19,660	2,440	10,287	10,063	40,010	13,019	53,029	(1,389)
France	517	4	1,254	346	3,266	74	5,461	2,268	5,486	8,729	19,676	10,218	29,894	(2,669)
Luxembourg	-	-	20	1,416	2,222	3	3,661	1,379	125	2,260	6,046	1,880	7,926	(382)
Belgium	286	55	177	271	741	21	1,551	409	1,125	2,844	5,520	1,308	6,828	(120)
Other eurozone	117	-	22	111	1,465	26	1,741	322	835	1,860	4,436	1,306	5,742	(157)

Total eurozone	3,569	31,485	3,433	4,957	44,880	19,318	107,642	26,731	43,696	49,017	200,355	44,134	244,489	(8,940)

Other countries
India	-	142	739	42	3,132	114	4,169	328	1,403	100	5,672	1,280	6,952	(76)
China	239	172	1,503	34	764	28	2,740	234	479	383	3,602	1,464	5,066	53
South Korea	-	20	716	1	543	1	1,281	3	792	423	2,496	642	3,138	(119)
Turkey	152	56	263	45	1,059	23	1,598	342	278	98	1,974	474	2,448	17
Brazil	-	-	775	-	200	3	978	64	790	90	1,858	270	2,128	403
Russia	-	24	900	7	580	59	1,570	74	223	23	1,816	725	2,541	(349)
Romania	25	136	14	4	446	381	1,006	1,005	311	5	1,322	118	1,440	(23)

Risk and balance sheet management (continued)

Risk management: Country risk: Summary (continued)

	31 December 2011
	Lending
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core	Debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Contingent liabilities and commitments	Total	CDS notional less fair value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	45	1,467	136	336	18,994	18,858	39,836	10,156	886	2,824	43,546	2,928	46,474	53
Spain	9	3	206	154	5,775	362	6,509	3,735	6,155	2,393	15,057	2,630	17,687	(1,013)
Italy	-	73	233	299	2,444	23	3,072	1,155	1,258	2,314	6,644	3,150	9,794	(452)
Portugal	-	-	10	-	495	5	510	341	113	519	1,142	268	1,410	55
Greece	7	6	-	31	427	14	485	94	409	355	1,249	52	1,301	1
Germany	-	18,068	653	305	6,608	155	25,789	5,402	15,767	16,037	57,593	7,527	65,120	(2,401)
Netherlands	2,567	7,654	623	1,575	4,827	20	17,266	2,498	9,893	10,285	37,444	13,561	51,005	(1,295)
France	481	3	1,273	437	3,761	79	6,034	2,317	7,794	9,058	22,886	10,217	33,103	(2,846)
Luxembourg	-	-	101	1,779	2,228	2	4,110	1,497	130	3,689	7,929	2,007	9,936	(404)
Belgium	213	8	287	354	588	20	1,470	480	652	3,010	5,132	1,359	6,491	(99)
Other eurozone	121	-	28	115	1,375	26	1,665	324	710	1,971	4,346	1,365	5,711	(25)

Total eurozone	3,443	27,282	3,550	5,385	47,522	19,564	106,746	27,999	43,767	52,455	202,968	45,064	248,032	(8,426)

Other countries
India	-	275	610	35	2,949	127	3,996	350	1,530	218	5,744	1,280	7,024	(105)
China	74	178	1,237	17	654	30	2,190	50	597	413	3,200	1,559	4,759	(62)
South Korea	-	5	812	3	576	1	1,397	3	845	404	2,646	627	3,273	(22)
Turkey	215	193	253	66	1,072	16	1,815	423	361	94	2,270	437	2,707	10
Brazil	-	-	936	-	227	4	1,167	70	790	24	1,981	319	2,300	164
Russia	-	36	970	8	659	62	1,735	76	186	66	1,987	356	2,343	(343)
Romania	66	145	30	8	413	392	1,054	1,054	220	6	1,280	160	1,440	8

Risk and balance sheet management (continued)

Risk management: Country risk (continued)

Key points
Exposures are affected by currency movements. Over the first quarter of 2012, sterling appreciated 3.4% against the US dollar and 0.4% against the euro.

•
Balance sheet and off-balance sheet exposures to most countries declined in the first quarter of 2012 as the Group maintained a cautious stance and many clients reduced debt levels. The reductions were seen in all broad product categories and in all client groups, with a few exceptions as noted below. Non-Core exposure declined in most countries, particularly Germany and Spain, as a result of sales and repayments.

•
Eurozone periphery (Ireland, Spain, Italy, Portugal and Greece) - Exposure decreased in all five countries, in part caused by significant reductions in available-for-sale debt securities. Most of the Group's exposure arises from the activities of Markets, International Banking, Ulster Bank (with respect to Ireland), and Group Treasury. The Group has large holdings of Spanish bank and financial institution mortgage-backed securities bonds and smaller quantities of Italian bonds. International Banking provides trade finance facilities to clients across Europe including the eurozone periphery.

•
Ireland - The Group's exposure to Ireland is driven by Ulster Bank Group (88% of the Group's Irish exposure at 31 March 2012). The largest components of the Group's exposure are corporate lending of £18.7 billion (more than half of these loans being to the property sector - mainly commercial real estate, plus construction and building materials) and personal lending of £18.6 billion (mainly mortgages). In addition, the Group has cash and derivatives exposure to the Central Bank of Ireland (CBI), financial institutions and large international clients with funding subsidiaries based in Ireland.

Exposure to the central bank declined by £0.3 billion; this reduction was driven by a change in CBI regulatory requirements. Commercial real estate lending amounted to £10.8 billion at 31 March 2012, only slightly down from the 31 December 2011 level as adverse market conditions hampered asset disposals and refinancing. The commercial real estate lending exposure is largely in Ulster Bank Non-Core and includes REIL of £7.9 billion and loan provisions of £4.2 billion. In personal lending, residential mortgage loans amounted to £17.6 billion, including REIL of £2.4 billion and loan provisions of £1.1 billion. The residential housing market continues to suffer from weak domestic demand, with house prices now approximately 50% below their 2007 peak.

•
Spain - The Group maintains strong relationships with selected banks, other financial institutions and large corporate clients. The exposure to Spain is driven by corporate lending and a sizeable ABS portfolio of £6.5 billion, including £6.1 billion of residential mortgage-backed securities covered bonds. The latter portfolio, which is the Group's largest exposure to the financial sector, continues to perform satisfactorily. The Group continues to monitor the situation closely, including undertaking stress analyses of this AFS portfolio.

Corporate lending decreased by £0.4 billion, due to reductions mostly in the natural resources and property sectors. Commercial real estate lending amounted to £2.3 billion at 31 March 2012, nearly all in Non-Core, and includes REIL of £1.0 billion and loan provisions of £0.3 billion.

Risk and balance sheet management (continued)

Risk management: Country risk (continued)

Key points (continued)

•
Italy - The Group maintains strong relationships with Italian government entities, banks, other financial institutions and large corporate clients. In addition, the Group is an active market-maker in Italian government bonds, resulting in large gross long and short positions in held-for-trading securities.

Corporate lending declined by £0.7 billion largely to manufacturing companies. AFS government and private sector bond exposure was significantly reduced through sales.

•
Portugal - Exposure was stable during the first quarter of 2012, as reductions in lending and a sale of some Group Treasury available-for-sale bonds were offset by a significant recovery in market prices.

•
Greece - The Group recognised an impairment charge in respect of AFS Greek government bonds in 2011. It participated in the restructuring of the Greek government debt in March 2012, which resulted in new bonds, most of which were sold in March (the remainder were sold in April), and in £0.2 billion of AFS bonds issued by the European Financial Stability Facility incorporated in Luxembourg. The Group now has no exposure to AFS bonds issued by the Greek government.

Remaining exposure to Greece at the end of the first quarter was £0.8 billion. This largely comprised corporate lending (part of this being exposure to local subsidiaries of international companies) and also included some partly collateralised derivative and repo exposure to banks.

•
Germany and the Netherlands - The Group holds significant short-term surplus liquidity with central banks given credit risk and capital considerations and limited alternative investment opportunities; this exposure also fluctuates as part of the Group's asset and liability management. In addition, net long held-for-trading positions in German and Dutch bonds in Markets increased driven by market opportunities; concurrently, German AFS bond positions in Group Treasury were reduced in line with internal liquidity management strategies.

•
France - During the first quarter of 2012, in anticipation of widening credit spreads and as part of general risk management, the Group reduced its holdings in French bonds, both available-for-sale in Group Treasury and held-for-trading in Markets.

Risk and balance sheet management (continued)

Risk management: Country risk (continued)

Key points (continued)

•	CDS protection bought and sold - The Group uses CDS contracts to manage both country and counterparty exposures.

During the first quarter of 2012, gross notional CDS contracts, bought and sold, decreased significantly. This was caused by maturing of contracts and by efforts to reduce counterparty credit exposures and risk-weighted assets through derivative compression trades and other means. In addition, the decrease in gross notional CDS positions contributed to a decrease in the fair value of bought and sold CDS contracts, which also declined due to a general narrowing of eurozone CDS spreads. However, spreads generally widened in April, reflecting renewed eurozone concerns.

Greek sovereign CDS positions were minimal at 31 March 2012 and were fully closed out in April, as the use of the collective action clause in the Greek debt swap resulted in a credit event occurring, which triggered Greek sovereign CDS contracts.

The Group primarily transacts these CDS contracts with investment-grade global financial institutions that are active participants in the CDS market. These transactions are subject to regular margining. For European peripheral sovereigns, credit protection has been purchased from a number of major European banks, predominantly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, the risk is mitigated through specific collateralisation.

Due to their bespoke nature, exposures relating to CDPCs and associated hedges have not been included as they cannot be meaningfully attributed to a particular country or reference entity. Nth-to-default basket swaps have also been excluded as they cannot be meaningfully attributed to a particular reference entity.

Risk and balance sheet management (continued)

Risk management: Country risk: Eurozone

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	CDS by reference entity
											Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	3,569	-	-	14,710	212	21,221	13,391	22,540	1,739	27,848	36,127	34,979	3,765	(3,484)
Central banks	31,485	-	-	-	-	7	-	7	5,664	37,156	-	-	-	-
Other banks	3,433	-	-	8,126	(542)	1,175	1,189	8,112	29,338	40,883	16,333	15,944	1,047	(975)
Other financial institutions	4,957	-	-	10,283	(1,007)	1,967	533	11,717	8,621	25,295	13,122	11,634	326	(255)
Corporate	44,880	14,468	7,394	859	27	643	182	1,320	3,655	49,855	59,568	52,869	540	(180)
Personal	19,318	2,548	1,272	-	-	-	-	-	-	19,318	-	-	-	-

	107,642	17,016	8,666	33,978	(1,310)	25,013	15,295	43,696	49,017	200,355	125,150	115,426	5,678	(4,894)

31 December 2011
Central and local government	3,443	-	-	18,406	81	19,597	15,049	22,954	1,925	28,322	37,080	36,759	6,488	(6,376)
Central banks	27,282	-	-	20	-	6	-	26	5,770	33,078	-	-	-	-
Other banks	3,550	-	-	8,423	(752)	1,272	1,502	8,193	29,685	41,428	19,736	19,232	2,303	(2,225)
Other financial institutions	5,385	-	-	10,494	(1,129)	1,138	471	11,161	10,956	27,502	17,949	16,608	693	(620)
Corporate	47,522	14,152	7,267	964	23	528	59	1,433	4,118	53,073	76,966	70,119	2,241	(1,917)
Personal	19,564	2,280	1,069	-	-	-	-	-	1	19,565	-	-	-	-

	106,746	16,432	8,336	38,307	(1,777)	22,541	17,081	43,767	52,455	202,968	151,731	142,718	11,725	(11,138)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	62,327	2,949	1,475	120	198	18	-	-	64,000	3,087
Other financial Institutions	57,670	2,210	596	85	2,674	223	210	73	61,150	2,591

Total	119,997	5,159	2,071	205	2,872	241	210	73	125,150	5,678

31 December 2011	147,448	11,190	1,844	220	2,292	301	147	14	151,731	11,725

Risk and balance sheet management (continued)

Risk management: Country risk: Eurozone periphery

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	CDS by reference entity
											Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	57	-	-	562	(177)	4,977	5,285	254	135	446	23,858	23,869	3,428	(3,180)
Central banks	1,113	-	-	-	-	-	-	-	101	1,214	-	-	-	-
Other banks	520	-	-	5,270	(755)	276	227	5,319	4,713	10,552	7,610	7,436	721	(684)
Other financial institutions	932	-	-	2,276	(593)	312	139	2,449	1,354	4,735	3,102	2,723	186	(151)
Corporate	26,556	12,296	6,581	176	-	276	31	421	1,462	28,439	8,811	7,464	480	(355)
Personal	19,024	2,522	1,247	-	-	-	-	-	-	19,024	-	-	-	-

	48,202	14,818	7,828	8,284	(1,525)	5,841	5,682	8,443	7,765	64,410	43,381	41,492	4,815	(4,370)

31 December 2011
Central and local government	61	-	-	1,207	(339)	4,854	5,652	409	236	706	25,883	26,174	5,979	(5,926)
Central banks	1,549	-	-	-	-	-	-	-	-	1,549	-	-	-	-
Other banks	585	-	-	5,279	(956)	436	318	5,397	4,824	10,806	9,372	9,159	1,657	(1,623)
Other financial institutions	820	-	-	2,331	(654)	228	56	2,503	1,855	5,178	3,854	3,635	290	(262)
Corporate	28,135	12,103	6,527	274	4	238	-	512	1,489	30,136	10,798	9,329	999	(860)
Personal	19,262	2,258	1,048	-	-	-	-	-	1	19,263	-	-	-	-

	50,412	14,361	7,575	9,091	(1,945)	5,756	6,026	8,821	8,405	67,638	49,907	48,297	8,925	(8,671)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	23,823	2,598	978	111	93	11	-	-	24,894	2,720
Other financial Institutions	17,423	1,859	236	50	765	123	63	63	18,487	2,095

Total	41,246	4,457	1,214	161	858	134	63	63	43,381	4,815

31 December 2011	48,090	8,586	998	163	819	176	-	-	49,907	8,925

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	CDS by reference entity
											Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	45	-	-	115	(34)	7	13	109	11	165	2,276	2,281	364	(357)
Central banks	1,068	-	-	-	-	-	-	-	101	1,169	-	-	-	-
Other banks	41	-	-	183	(24)	156	-	339	1,220	1,600	128	125	11	(11)
Other financial institutions	435	-	-	54	-	142	63	133	809	1,377	742	677	54	(54)
Corporate	18,690	10,624	5,784	60	-	133	1	192	436	19,318	369	286	(21)	22
Personal	18,631	2,522	1,247	-	-	-	-	-	-	18,631	-	-	-	-

	38,910	13,146	7,031	412	(58)	438	77	773	2,577	42,260	3,515	3,369	408	(400)

31 December 2011
Central and local government	45	-	-	102	(46)	20	19	103	92	240	2,145	2,223	466	(481)
Central banks	1,467	-	-	-	-	-	-	-	-	1,467	-	-	-	-
Other banks	136	-	-	177	(39)	195	14	358	1,459	1,953	110	107	21	(21)
Other financial institutions	336	-	-	61	-	116	35	142	855	1,333	523	630	64	(74)
Corporate	18,994	10,269	5,689	148	3	135	-	283	417	19,694	425	322	(11)	10
Personal	18,858	2,258	1,048	-	-	-	-	-	1	18,859	-	-	-	-

	39,836	12,527	6,737	488	(82)	466	68	886	2,824	43,546	3,203	3,282	540	(566)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,692	233	9	1	-	-	-	-	1,701	234
Other financial Institutions	1,443	165	161	-	210	9	-	-	1,814	174

Total	3,135	398	170	1	210	9	-	-	3,515	408

31 December 2011	2,911	532	163	1	129	7	-	-	3,203	540

Risk and balance sheet management (continued)

Risk management: Country risk: Spain

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	CDS by reference entity
											Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	9	-	-	35	(13)	677	899	(187)	29	(149)	5,839	5,876	687	(669)
Central banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other banks	277	-	-	4,860	(698)	104	156	4,808	1,317	6,402	1,974	1,973	128	(119)
Other financial institutions	122	-	-	1,632	(583)	112	45	1,699	366	2,187	1,427	1,214	95	(66)
Corporate	5,340	1,040	357	-	-	59	16	43	436	5,819	3,886	3,084	196	(148)
Personal	353	-	-	-	-	-	-	-	-	353	-	-	-	-

	6,101	1,040	357	6,527	(1,294)	952	1,116	6,363	2,148	14,612	13,126	12,147	1,106	(1,002)

31 December 2011
Central and local government	9	-	-	33	(15)	360	751	(358)	35	(314)	5,151	5,155	538	(522)
Central banks	3	-	-	-	-	-	-	-	-	3	-	-	-	-
Other banks	206	-	-	4,892	(867)	162	214	4,840	1,622	6,668	1,965	1,937	154	(152)
Other financial institutions	154	-	-	1,580	(639)	65	8	1,637	282	2,073	2,417	2,204	157	(128)
Corporate	5,775	1,190	442	9	-	27	-	36	454	6,265	4,831	3,959	448	(399)
Personal	362	-	-	-	-	-	-	-	-	362	-	-	-	-

	6,509	1,190	442	6,514	(1,521)	614	973	6,155	2,393	15,057	14,364	13,225	1,297	(1,201)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	6,748	532	67	5	32	3	-	-	6,847	540
Other financial Institutions	6,045	510	21	3	213	53	-	-	6,279	566

Total	12,793	1,042	88	8	245	56	-	-	13,126	1,106

31 December 2011	13,833	1,235	230	8	301	54	-	-	14,364	1,297

Risk and balance sheet management (continued)

Risk management: Country risk: Italy

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	CDS by reference entity
											Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	-	-	-	348	(87)	4,247	4,341	254	77	331	12,341	12,385	1,330	(1,210)
Central banks	40	-	-	-	-	-	-	-	-	40	-	-	-	-
Other banks	200	-	-	119	(14)	15	69	65	1,509	1,774	4,357	4,199	429	(403)
Other financial institutions	344	-	-	585	(10)	39	18	606	133	1,083	891	793	29	(23)
Corporate	1,709	281	98	74	-	80	14	140	455	2,304	3,809	3,387	160	(103)
Personal	22	-	-	-	-	-	-	-	-	22	-	-	-	-

	2,315	281	98	1,126	(111)	4,381	4,442	1,065	2,174	5,554	21,398	20,764	1,948	(1,739)

31 December 2011
Central and local government	-	-	-	704	(220)	4,336	4,725	315	90	405	12,125	12,218	1,750	(1,708)
Central banks	73	-	-	-	-	-	-	-	-	73	-	-	-	-
Other banks	233	-	-	119	(14)	67	88	98	1,064	1,395	6,078	5,938	1,215	(1,187)
Other financial institutions	299	-	-	685	(15)	40	13	712	686	1,697	872	762	60	(51)
Corporate	2,444	361	113	75	-	58	-	133	474	3,051	4,742	4,299	350	(281)
Personal	23	-	-	-	-	-	-	-	-	23	-	-	-	-

	3,072	361	113	1,583	(249)	4,501	4,826	1,258	2,314	6,644	23,817	23,217	3,375	(3,227)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	12,448	1,096	857	97	61	8	-	-	13,366	1,201
Other financial Institutions	7,703	658	54	47	275	42	-	-	8,032	747

Total	20,151	1,754	911	144	336	50	-	-	21,398	1,948

31 December 2011	23,042	3,226	495	96	280	53	-	-	23,817	3,375

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	CDS by reference entity
											Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	-	-	-	51	(43)	21	32	40	18	58	3,277	3,264	922	(881)
Other banks	1	-	-	108	(19)	1	2	107	402	510	1,146	1,134	152	(149)
Other financial institutions	-	-	-	5	-	19	13	11	44	55	8	5	1	(1)
Corporate	422	42	34	42	-	4	-	46	80	548	350	316	56	(37)
Personal	4	-	-	-	-	-	-	-	-	4	-	-	-	-

	427	42	34	206	(62)	45	47	204	544	1,175	4,781	4,719	1,131	(1,068)

31 December 2011
Central and local government	-	-	-	56	(58)	36	152	(60)	19	(41)	3,304	3,413	997	(985)
Other banks	10	-	-	91	(36)	12	2	101	389	500	1,197	1,155	264	(260)
Other financial institutions	-	-	-	5	-	7	-	12	30	42	8	5	1	(1)
Corporate	495	27	27	42	-	18	-	60	81	636	366	321	68	(48)
Personal	5	-	-	-	-	-	-	-	-	5	-	-	-	-

	510	27	27	194	(94)	73	154	113	519	1,142	4,875	4,894	1,330	(1,294)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	2,747	644	45	8	-	-	-	-	2,792	652
Other financial Institutions	1,956	466	-	-	33	13	-	-	1,989	479

Total	4,703	1,110	45	8	33	13	-	-	4,781	1,131

31 December 2011	4,796	1,303	46	12	33	15	-	-	4,875	1,330

Risk and balance sheet management (continued)

Risk management: Country risk: Greece

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	CDS by reference entity
											Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	3	-	-	13	-	25	-	38	-	41	125	63	125	(63)
Central banks	5	-	-	-	-	-	-	-	-	5	-	-	-	-
Other banks	1	-	-	-	-	-	-	-	265	266	5	5	1	(2)
Other financial institutions	31	-	-	-	-	-	-	-	2	33	34	34	7	(7)
Corporate	395	309	308	-	-	-	-	-	55	450	397	391	89	(89)
Personal	14	-	-	-	-	-	-	-	-	14	-	-	-	-

	449	309	308	13	-	25	-	38	322	809	561	493	222	(161)

31 December 2011
Central and local government	7	-	-	312	-	102	5	409	-	416	3,158	3,165	2,228	(2,230)
Central banks	6	-	-	-	-	-	-	-	-	6	-	-	-	-
Other banks	-	-	-	-	-	-	-	-	290	290	22	22	3	(3)
Other financial institutions	31	-	-	-	-	-	-	-	2	33	34	34	8	(8)
Corporate	427	256	256	-	-	-	-	-	63	490	434	428	144	(142)
Personal	14	-	-	-	-	-	-	-	-	14	-	-	-	-

	485	256	256	312	-	102	5	409	355	1,249	3,648	3,649	2,383	(2,383)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	188	93	-	-	-	-	-	-	188	93
Other financial Institutions	276	60	-	-	34	6	63	63	373	129

Total	464	153	-	-	34	6	63	63	561	222

31 December 2011	3,508	2,290	64	46	76	47	-	-	3,648	2,383

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 May 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary